Mail Stop 3561

May 24, 2006

Via U.S. Mail
Mr. John Kendall
Fieldstone Mortgage Investment Corporation
11000 Broken Land Parkway, Suite 600
Columbia, MD 21044

Re: **Fieldstone Mortgage Investment Corporation**
      Amendment No. 1 to Registration Statement on Form S-3
      Filed May 8, 2006
      File No. 333-132444

Dear Mr. Kendall,

       We have reviewed your responses to the comments in our letter dated April 11, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Base Prospectus

Credit Enhancement, page 33

   1. We reissue comment 14 of our letter of April 11, 2006, in part. Please confirm that special hazard insurance is the only credit enhancement that will be structured so as to be drawn upon by more than one series. Alternatively, indicate all other credit enhancements that may be structured this way and explain why each is consistent with the definition of asset-backed security.

Other Coverage, page 37

   2. Please confirm that the "other instruments" that may be utilized in addition to or in lieu of insurance have been described in the base prospectus or revise accordingly. All credit-enhancement features must be briefly described in the base prospectus.

Certificates Supplement

Cover page

3. We reissue comment 17 of our letter of April 11, 2006, in part. Please revise the cover of the certificates supplement, as you have done on the cover of the notes supplement, to specify that the notes <u>will</u> represent obligations of the issuing entity.

Parties to the Transaction

The Sponsor, page S-37

4. We reissue comment 23 of our letter of April 11, 2006, in part. We note from changes you have made to the cover page of the certificates supplement and from the explanation in your cover letter that you intend Fieldstone Investment Corporation to be the sponsor and Fieldstone Mortgage Corporation to be the seller in this takedown. Please delete the reference here to Fieldstone Investment Corporation as "the sole seller of the mortgage loans."

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: <u>Via Facsimile (804) 344-7999</u>
Kevin Buckley, Esq. (Hunton & Williams LLP)